UNITED STATES            ---------------------
                       SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                             WASHINGTON, D.C. 10549        ---------------------
                                                           OMB Number: 3235-0145
                                                           Expires: December
                                                           31, 2005
                                                           Estimated average
                                                           burden hours per
                                                           response......11
                                                           ---------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                               Cano Petroleum Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    137801106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 10 pages

Cusip No.  137801106

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     1346049 Ontario Limited
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        6,689,591
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            6,689,591
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     6,689,591*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     17.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 2 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trapeze Asset Management Inc.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        5,093,223
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            5,093,223
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     6,689,591*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     17.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 3 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trapeze Capital Corp.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        1,361,078
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            1,361,078
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     6,689,591*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     17.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 4 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Randall Abramson
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Canadian
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        6,689,591
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            6,689,591
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     6,689,591*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     17.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 5 of 10 pages

ITEM 1.

     (a)  NAME OF ISSUER:

          Cano Petroleum Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          309 West 7th Street, Ste. 1600, Fort Worth, TX 76102

ITEM 2.

     (a)  NAMES OF PERSONS FILING:

          This joint filing statement is being filed by 1346049 Ontario Limited ("Holdco"); Trapeze Asset Management Inc. ("TAMI"); Trapeze Capital Corp. ("TCC"); Randall Abramson ("Abramson"); and the group the above-named persons comprise. Holdco, TAMI, TCC, Abramson and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, TCC and TAMI. TAMI is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. TCC is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, President, Chief Executive Officer, Secretary, Treasurer and Portfolio Manager of TAMI; and Director, President, Portfolio Manager and Compliance Officer of TCC. Holdco owns 100% of the outstanding voting stock of each of TCC and TAMI. Abramson owns 82% of the outstanding capital stock of Holdco.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address for each of the Reporting Persons is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3.

     (c)  CITIZENSHIP:

          See Item 4 of the cover sheet for each Reporting Person.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.0001 par value

     (e)  CUSIP NUMBER:

          137801106


                               Page 6 of 10 pages

ITEM 3.   NA

ITEM 4.   OWNERSHIP

          (a)-(c) The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference. Since Abramson, Holdco, TAMI and TCC comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on December 31, 2007, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 605,217 shares of Common Stock issuable upon the conversion of Preferred Shares held by the Reporting Persons and 502,395 shares of Common Stock issuable upon the conversion of common stock warrants ("Warrants") held by the Reporting Persons, was 6,689,591 shares. Of this amount, 235,290 shares of Common Stock were held by Abramson directly; nil shares of Common Stock were held by Holdco directly; 1,361,078 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 5,093,223 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI. The foregoing amounts include: nil, nil, 139,478 and 465,739 shares issuable upon the conversion of Preferred Shares owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively; and nil, nil, 142,200 and 360,195 shares issuable upon the conversion of Warrants owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively. In respect of the Preferred Shares reported herein, $1,000 in stated value of such Preferred Shares (maturity date September 6, 2011) is convertible for one share of Common Stock at a price of $5.75 per share of Common Stock. In respect of the Warrants reported herein, each Warrant entitles the holder to subscribe for and purchase one share of Common Stock at a price of $4.75 per share of Common Stock, subject to adjustment, expiring March 6, 2008.

          Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons. Holdco exercises sole voting and dispositive power over shares held by each of the Reporting Persons. TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. TCC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


                               Page 7 of 10 pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The clients of TAMI and TCC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the shares beneficially owned by the Reporting Persons. No individual clients' holdings of such shares are more than five percent of the Issuer's total outstanding Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          See Items 2(a) and 4 above.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          A group has filed this schedule pursuant to Rule 13d-1(c). See Exhibit 1, which states the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               NA

ITEM 10.  CERTIFICATION

          (a)  NA

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 10 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 6, 2008


                                                  1346049 ONTARIO LIMITED


                                                  By: /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson
                                                  Chief Executive Officer


                                                  TRAPEZE ASSET MANAGEMENT INC.


                                                  By: /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson
                                                  Chief Executive Officer


                                                  TRAPEZE CAPITAL CORP.


                                                  By: /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson
                                                  President


                                                  /s/ Randall Abramson
                                                  ------------------------
                                                  Randall Abramson


                               Page 9 of 10 pages

EXHIBIT 1

The members of the group filing this Schedule 13G are:

1.   1346049 Ontario Limited
2.   Trapeze Asset Management Inc.
3.   Trapeze Capital Corp.
4.   Randall Abramson



                              Page 10 of 10 pages